Exhibit 99.1

ATRenew Inc. Announces Appointment of New Directors

SHANGHAI, February 10, 2023 -- ATRenew Inc. (“ATRenew” or the “Company”) (NYSE: RERE), a leading technology-driven pre-owned consumer electronics transactions and services platform in China, today announced that Ms. Shuangxi Wu has been appointed as a new member of the Company’s board of directors (the “Board”), effective on February 10, 2023, to fill in the vacancy arising from the resignation of Mr. Yanzhong Yao. Upon the appointment of Ms. Shuangxi Wu, the Board consists of eight members: Mr. Kerry Xuefeng Chen, Mr. Yongliang Wang, Mr. Chen Chen, Mr. Lijun Xin, Ms. Shuangxi Wu, Mr. Jingbo Wang, Mr. Guoxing Jiang and Ms. Rui Zhu.

Ms. Shuangxi Wu is vice president of JD.com and president of JD Electronics Business Group. Since joining JD.com in July 2011, Ms. Wu has successively served various leading roles at JD.com, including head of Office Supplies and Computer Department, head of Operating Strategy and Procurement and Sales Operation of JD New Markets, head of Liquor Department, head of Refrigerator and Washing Machine Department, and president of Computer and Electronics Business Unit. Ms. Wu graduated from Beijing Normal University with a master's degree in law.

Mr. Kerry Xuefeng Chen, the Company’s Founder, Chairman, and Chief Executive Officer, on behalf of the Board and the management of the Company, said, “We are delighted to welcome Ms. Shuangxi Wu to the Board as we make unceasing joint efforts with JD.com to satisfy consumers’ demand for seamless trade-in solutions in addition to green recycling of used electronics and purchasing value-for-money devices. We believe Ms. Shuangxi Wu will bring us great inspirations with her extensive experience across multiple product categories while underpinning our industry-leading offerings for consumer electronics. Meanwhile, we appreciate the precious insights from Mr. Yanzhong Yao which benefitted our steady business growth.”

About ATRenew Inc.

Headquartered in Shanghai, ATRenew Inc. operates a leading technology-driven pre-owned consumer electronics transactions and services platform in China under the brand ATRenew. Since its inception in 2011, ATRenew has been on a mission to give a second life to all idle goods, addressing the environmental impact of pre-owned consumer electronics by facilitating recycling and trade-in services, and distributing the devices to prolong their lifecycle. ATRenew’s open platform integrates C2B, B2B, and B2C capabilities to empower its online and offline services. Through its end-to-end coverage of the entire value chain and its proprietary inspection, grading, and pricing technologies, ATRenew sets the standard for China’s pre-owned consumer electronics industry.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, quotations in this announcement, contain forward-looking statements. ATRenew may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about ATRenew’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: ATRenew’s strategies; ATRenew’s future business development, financial condition and results of operations; ATRenew’s ability to maintain its relationship with major strategic investors; its ability to facilitate pre-owned consumer electronics transactions and provide relevant services; its ability to maintain and enhance the recognition and reputation of its brand; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in ATRenew’s filings with the SEC. All information provided in this press release is as of the date of this press release, and ATRenew does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

In China:
ATRenew Inc.
Investor Relations
Email: ir@atrenew.com

In the United States:
ICR LLC.
Email: atrenew@icrinc.com
Tel: +1-212-537-0461